Exhibit 1.3

Copenhagen - April 2020 Sebastian Christmas Poulsen Jacob Hjortshøj Our ref. 064945-0009 Doc. no. 23285993.1

Minutes of annual general meeting

On 27 April 2020 an annual general meeting of

Joe & The Juice Holding A/S

(CVR no. 35 52 79 90)

(“Company”)

was held at the offices of Bech-Bruun Law Firm P/S, Langelinie Allé 35, 2100 Copenhagen.

Pursuant to the Company’s articles of association, the Company’s board of directors had appointed Jacob Hjortshøj, lawyer, chairman of the meeting. The chairman of the meeting stated that 99.79 per cent of the share capital was represented at the meeting, and with the consent of the general meeting, the chairman of the meeting declared the meeting duly convened and legally competent to resolve upon the items on the agenda.

Agenda

1.	Adoption of the annual report

2.	Resolution concerning the appropriation of profit or loss as recorded in the annual report

3.	Discharge to the Company’s management

4.	Election of members to the board of directors

5.	Appointment of the Company’s auditor

6.	Any other business

Increase of the Company’s share capital by cash payment

7.	Delegation of authority to the chairman of the meeting

1.	Adoption of the annual report

The Company’s CFO, Allan Auning-Hansen, went through the main items in The Annual Report for 2019.

The Annual Report for 2019 was adopted with the approval of all voting shareholders represented in person or by proxy.

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2.	Resolution concerning the appropriation of profit or loss as recorded in the annual report

The Annual Report for 2019 showed a profit of DKK 9,982,000. With the approval of all voting shareholders represented in person or by proxy, the general meeting resolved to carry the profit forward to next year.

3.	Discharge to the Company’s management

With the approval of all voting shareholders represented in person or by proxy, the general meeting resolved to discharge the Company’s management (board of directors and managing director) from liability (in Danish: “decharge”).

4.	Election of members to the board of directors

With the approval of all voting shareholders represented in person or by proxy, the general meeting resolved to re-elect the following members of the Company’s board of directors:

•	Kaspar Basse (chairman)

•	Tue Mantoni (vice-chairman)

•	Björn Lundgren

•	Melis Zeynep Kahya

•	Laurie Ann Goldman

•	Andrew William Crawford

•	Morten Nødgaard Albaek

•	Per Forsberg

•	Adam Lennart Sandberg (alternate director)

5.	Appointment of the Company’s auditor

With the approval of all voting shareholders represented in person or by proxy, the general meeting resolved to re-appoint of PwC Statsautoriseret Revisionspartnerselskab, Strandvejen 44, 2900 Hellerup as the Company’s auditor.

6.	Any other business

Increase of the share capital by cash payment

The chairman of the meeting informed that it was proposed to increase the share capital of the Company and that all shareholders were entitled to participate in the capital increase on a pro rata basis according to their shareholding in the Company immediately prior to the capital increase.

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The chairman of the meeting presented the proposal to increase the share capital, which implies the following:

1)	that the share capital shall be increased

from nominally	DKK	37,063,221.69
by nominally	DKK	13,029,311.38
to nominally	DKK	50,092,533.07

2)	that the increase of the share capital shall be paid up in full,

3)	that the capital increase shall be divided into shares of a nominal value of DKK 0.01,

4)	that 390,878,998 of the new shares shall be A-shares and that 912,052,140 of the new shares shall be B-shares, the total number of new shares being 1,302,931,138,

5)	that the subscription price shall be 0.010 per A-share and 0.215 per B-share amounting to a total cash contribution of DKK 200,000,000,

6)

that the new shares shall confer upon the holder the right to receive dividends for the current financial year on equal terms with the existing shares as well as other rights in the Company as of the day after the general meeting,

7)	that the costs of the capital increase payable by the Company are estimated to be DKK 100,000 exclusive of VAT,

8)	that the existing shareholders shall have a proportional subscription right to the new shares,

9)

that the subscription shall be made in writing on a subscription form at the latest on 24 April 2020 at which point in time the window for a shareholder to accept to utilize the pre-emption right expires,

10)	that the subscription amount shall be contributed in cash to the Company at the latest on 27 April 2020,

11)

that in the event one or more shareholders does not accept (in full or in part) to use its pre-emption right on 24 April 2020 at the latest, the unaccepted shares will be subscribed for by Valedo Partners Fund II AB, General Atlantic JTJ B.V. and KAB II 2016 ApS according to the sweeper provision set out in clause 4.6 of the shareholders’ agreement dated 30 November 2016 and amended in 2019,

12)	that the new shares shall not confer any special rights or privileges on the holders,

13)	that the transferability of the new shares shall be subject to the same restrictions as the existing shares,

14)	that the pre-emption rights attached to the new shares in future capital increases shall be subject to no restrictions,

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15)	that the new shares shall be non-negotiable instruments,

16)	that the new shares shall be made out in the holders’ names, and

17)

that the wording of clause 3.1 of the Company’s articles of association shall be amended to read as follows: “The company’s share capital is nominally DKK 50,092,533.07 distributed on 15,772,999.10 A-shares and 34,319,533.97 8-shares all divided into shares of nominally DKK 0.01 (one øre) each or multiples hereof’ I “Selskabets aktiekapital udgør nominelt kr. 50.092.533,07 fordelt pà 15.772.999,10 A-aktier og 34.319.533,97 B-aktier allé udstedt i aktier à nominelt 0,01 kr. eller multipla heraf”

With the approval of all voting shareholders represented in person or by proxy, the general meeting adopted the proposal.

7.	Delegation of authority to the chairman of the meeting

With the approval of all voting shareholders represented in person or by proxy, the general meeting authorised the chairman of the meeting with full power of substitution to apply for registration of the resolutions passed and to make any such amendments thereto as may be required or requested by the Danish Business Authority or any other public authority as a condition for such registration or approval.

Thus resolved.

Chairman of the meeting

/s/ Jacob Hjortshøj
Jacob Hjortshøj